Exhibit (a)(5)(E)

Media & Investor Release

Roche purchases shares in tender offer for Poseida Therapeutics, Inc.

Basel, 8 January 2025 – Roche (SIX: RO, ROG; OTCQX: RHHBY) announced today that Roche’s wholly owned subsidiary Blue Giant Acquisition Corp. has accepted for payment all shares validly tendered and not validly withdrawn pursuant to its tender offer for all outstanding shares of common stock of Poseida Therapeutics, Inc. (“Poseida”, NASDAQ: PSTX) at a price of $9.00 per share in cash, plus a non-tradeable contingent value right (CVR) to receive certain contingent payments of up to an aggregate of $4.00 per share in cash. The tender offer expired at one minute following 11:59 p.m., New York City time on 7 January, 2025, and was not extended.

Citibank, N.A., the depositary for the tender offer, advised Roche that a total of approximately 64,991,586 shares of Poseida’s common stock were validly tendered and not validly withdrawn in the tender offer (excluding shares tendered by notice of guaranteed delivery for which certificates have not yet been “received”), which represent approximately 66.11% of the total number of shares of Poseida’s common stock outstanding.

Later today, Roche intends to complete the acquisition of Poseida through a merger of Blue Giant Acquisition Corp. with and into Poseida without a vote or meeting of Poseida’s stockholders. In the merger, all shares of Poseida not owned by Poseida, Roche or Roche’s wholly owned subsidiaries (other than shares as to which appraisal rights have been validly exercised under Delaware law) will be converted into the right to receive the same consideration per share, including the CVR, as was received for shares validly tendered in the tender offer. Following completion of the merger, Poseida will become a wholly owned subsidiary of Roche, and Poseida’s shares will cease to be traded on the Nasdaq Global Select Market.

About Poseida Therapeutics

Poseida Therapeutics is a clinical-stage biopharmaceutical company advancing differentiated allogeneic cell therapies and genetic medicines with the capacity to cure. Poseida’s pipeline includes investigational allogeneic CAR-T cell therapies for hematologic cancers, autoimmune diseases, and solid tumours, as well as investigational in vivo genetic medicines that address patient populations with high unmet medical need. Poseida’s approach is based on its proprietary genetic editing platforms, including its non-viral transposon-based DNA delivery system, Cas-CLOVER™ Site-Specific Gene Editing System Booster Molecule and nanoparticle gene delivery technologies, as well as in-house GMP cell therapy manufacturing.

About Roche

Founded in 1896 in Basel, Switzerland, as one of the first industrial manufacturers of branded medicines, Roche has grown into the world’s largest biotechnology company and the global leader in in-vitro diagnostics. The company pursues scientific excellence to discover and develop medicines and diagnostics for improving and saving the lives of people around the world. We are a pioneer in personalised healthcare and want to further transform how healthcare is delivered to have an even greater impact. To provide the best care for each person we partner with many stakeholders and combine our strengths in Diagnostics and Pharma with data insights from the clinical practice.

F. Hoffmann-La Roche Ltd	4070 Basel Switzerland	Group Communications Roche Group Media Relations	Phone +41 61 688 88 88 www.roche.com

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For over 125 years, sustainability has been an integral part of Roche’s business. As a science-driven company, our greatest contribution to society is developing innovative medicines and diagnostics that help people live healthier lives. Roche is committed to the Science Based Targets initiative and the Sustainable Markets Initiative to achieve net zero by 2045.

Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan.

For more information, please visit www.roche.com.

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Roche Global Media Relations

Phone: +41 61 688 8888 / e-mail: media.relations@roche.com

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Nathalie Altermatt Phone: +41 79 771 05 25	Lorena Corfas Phone: +41 79 568 24 95

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Roche Investor Relations

Dr Bruno Eschli Phone: +41 61 68-75284 e-mail: bruno.eschli@roche.com	Dr Sabine Borngräber Phone: +41 61 68-88027 e-mail: sabine.borngraeber@roche.com

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Investor Relations North America

Loren Kalm Phone: +1 650 225 3217 e-mail: kalm.loren@gene.com

F. Hoffmann-La Roche Ltd	4070 Basel Switzerland	Group Communications Roche Group Media Relations	Phone +41 61 688 88 88 www.roche.com

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